KIRKLAND LAKE GOLD REPORTS RECORD QUARTERLY PRODUCTION AT FOSTERVILLE AND MACASSA

Toronto, Ontario - April 5, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production for the first quarter of 2019 ("Q1 2019") of 231,879 ounces, an increase of 57% from 147,644 ounces in Q1 2018, with the increase driven by record quarterly production at both Fosterville and Macassa. The Company ended Q1 2019 well positioned to achieve its improved full-year 2019 production guidance of 920,000 - 1,000,000 ounces of gold, with production at Fosterville expected to be weighted to the second half of 2019 as development advances to depth into the high-grade Swan Zone. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

During Q1 2019, the Company continued to build financial strength with cash increasing $78 million or 23%, to $410 million at March 31, 2019, compared to $332 million at December 31, 2018.

Highlights of Q1 2019 production results:

  Consolidated Q1 2019 production of 231,879 ounces, which compared to 147,644 ounces of production in Q1 2018 and 231,217 ounces in the fourth quarter of 2018 ("Q4 2018")
  Gold poured in Q1 2019 totaling 230,250 ounces, with total gold sold of 232,929 ounces
  Record production at Fosterville of 128,445 ounces, more than double the 63,843 ounces produced in Q1 2018 and a 3% increase from the previous quarterly record of 124,307 ounces the previous quarter (Strong production growth from Q1 2018 resulted from significantly higher average grades due mainly to the advancement of the mine sequence in the Swan Zone during Q1 2019)
  Record production at Macassa totaling 72,776 ounces, an increase of 35% from 54,038 ounces in Q1 2018 and 4% higher than the previous quarterly record of 69,936 ounces in Q4 2018, (record quarterly production in Q1 2019 reflected significant grade outperformance in the South Mine Complex ("SMC") from stopes in or around the 5700 Level)
  Production at Holt and Taylor of 17,225 ounces and 12,377 ounces, respectively, which compared to 16,675 ounces and 13,055 ounces, respectively, in Q1 2018 and 16,774 ounces and 19,305 ounces, respectively, the previous quarter.

Other key developments during Q1 2019, include:

  December 31, 2018 Mineral Reserve estimates released
    Consolidated Mineral Reserves increased 24% to 5,750,000 ounces @ 15.8 grams per tonne ("g/t") (total additions of 1,860,000 ounces before depletion of 750,000 ounces)
    Fosterville Mineral Reserves increased 1,020,000 ounces or 60%, to 2,720,000 ounces @ 31.0 g/t, with the Swan Zone Mineral Reserve doubling to 2,340,000 ounces @ 49.6 g/t (total additions of 1,386,000 ounces before depletion of 366,000 ounces)
    Macassa Mineral Reserves at December 31, 2018 increased 11% to 2,250,000 ounces @ 21.9 g/t (total additions of 464,000 ounces before depletion of 244,000 ounces).

  Significant improvements to production and unit-cost guidance announced
    Three-year production guidance increased to 920,000 - 1,000,000 ounces for 2019, 930,000 - 1,010,000 ounces for 2020 and 995,000 - 1,055,000 ounces for 2021; Fosterville's production guidance for 2019 and 2020 improved to 550,000 - 610,000 ounces, with 2021 guidance remaining unchanged at 570,000 - 610,000 ounces.
    Operating cash cost per ounces sold guidance for 2019 improved to $300 - $320 from $360 - $380 previously, with all-in sustaining costs per ounce sold guidance improved to $520 - $560 from $630 - $680 previously.

  Strong growth in earnings and cash flow for full-year 2018 reported
    Net earnings in 2018 totaled $273.9 million ($1.30 per basic share), a 107% increase from 2018
    Net cash flow from operating activities of continuing operations totaled $543.1 million, a 73% increase from 2017, while free cash flow increased 40%, to $249.5 million in 2018.

  Continued focus on shareholder returns
    Quarterly dividend payment of C$0.04/share paid on January 11, 2019.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "Both Fosterville and Macassa achieved record production in Q1 2019, largely reflecting strong grade performance, as well as higher levels of mill throughput at Fosterville.  At Fosterville, we continued to advance development and production from the Swan Zone, with stope production advancing on multiple levels. As we develop deeper into the zone, we are targeting higher levels of production from Swan, particularly in the second half of the year. At Macassa, production on the 5600 and 5700 levels continues to generate better than planned grades. Production over the balance of the year will remain largely focused on these areas.  We ended the first quarter well positioned to achieve our improved full-year 2019 production guidance of 920,000 - 1,000,000 ounces.

"Turning to our financial performance, we have consistently been an industry leader in per share profitability and expect this trend to continue when we report our Q1 2019 financial results on May 7th. We also continued to generate substantial amounts of cash flow during the quarter, with our cash position increasing by $78 million or 23%, to $410 million at March 31, 2019. Our rapidly growing financial strength is a key differentiator for Kirkland Lake Gold and provides us with a great deal of flexibility in terms of financing our growth and examining additional opportunities for value creation, including returning capital to shareholders."

Q1 2019 Production Results	Q1 2019	Q1 2018	Q4 2018
Fosterville
Ore Milled (tonnes)	140,184	123,669	98,797
Grade (g/t Au)	29.0	16.8	39.7
Recovery (%)	98.3	95.7	98.6
Gold Production (ozs)	128,445	63,843	124,307
Macassa
Ore Milled (tonnes)	77,990	86,661	85,523
Grade (g/t Au)	29.6	19.9	25.9
Recovery (%)	98.2	97.6	98.0
Gold Production (ozs)	72,776	54,038	69,936
Holt
Ore Milled (tonnes)	117,876	122,280	118,347
Grade (g/t Au)	4.8	4.5	4.7
Recovery (%)	95.6	94.8	94.3
Gold Production (ozs)	17,225	16,675	16,774
Taylor
Ore Milled (tonnes)	75,085	84,464	103,793
Grade (g/t Au)	5.4	5.0	6.1
Recovery (%)	95.6	95.5	95.0
Gold Production (ozs)	12,377	13,055	19,305
Holloway[1]
Gold Production	1,056	33	895
Total Consolidated Production (ozs)[2]	231,879	147,644	231,217
Total Consolidated Gold Sales (ozs)	232,929	147,763	225,692

1)    The Company's Cosmo mine in Australia was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017). The Company's Holloway mine in Canada was transitioned to care and maintenance effective December 31, 2016 (see News Release dated December 12, 2016). On February 21, 2019, the Company announced plans to resume operations at Holloway following completion of a revised and updated royalty agreement. Production from Holloway is included in the Company's commercial production effective that date.

2)    Production numbers may not add to total due to rounding.

Performance Against Full-Year 2019 Production Guidance

	Macassa	Holt	Taylor	Holloway	Fosterville	Consolidated
2019 Guidance (,000 ozs)	230 - 240	70 - 75	50 - 55	~20	550 - 610	920 - 1,000
Q1 2019 Production (ozs)	72,776	17,225	12,377	1,056	128,445	231,879

Q1 2019 production totaled 231,879, an increase of 57% from 147,644 ounces in Q1 2018. The main contributor to the strong growth compared to the same period in 2018 was record production at Fosterville and Macassa, mainly due to significant improvements in average grades, as well as the impact of higher processing volumes at Fosterville.  The Company's Holloway mine, which resumed commercial operations as at February 21, 2019, contributed 1,056 ounces of production in Q1 2019 versus 33 ounces in Q1 2018 and 895 ounces in Q4 2018. Production at Holloway is expected to ramp up over the balance of the year. No production was recorded from the Company's Northern Territory assets, which are currently on care and maintenance, in Q1 2019, or during either of the prior periods.

Review of Operating Mines

Fosterville

The Fosterville Mine produced a record 128,445 ounces in Q1 2019, based on processing 140,184 tonnes at an average grade of 29.0 g/t and average mill recoveries of 98.3%. Q1 2019 production more than doubled from 63,843 ounces in Q1 2018, when the mine processed 137,788 tonnes at an average grade of 11.1 g/t and at average recoveries of 93.7%. The increase in production compared to the same period in 2018 resulted from a 73% increase in the average grade, reflecting the commencement of production from the high-grade Swan Zone during the second half of 2018.  Q1 2019 production compared to production of 124,307 ounces the previous quarter when the mine recorded its higher ever average quarterly grade. A total of 98,797 tonnes were processed in Q4 2018 at an average grade of 39.7 g/t and at average recoveries of 98.6%. The quarter-over-quarter change in production mainly reflected a 42% increase in total tonnes processed, reflecting the advancement of the mine sequence in the Lower Phoenix system, including the Swan Zone, and a drawdown in the surface stockpile over the quarter.

Macassa

The Macassa Mine achieved record quarterly production in Q1 2019 of 72,776 ounces based on processing 77,990 tonnes at an average grade of 29.6 g/t and average recoveries of 98.2%. Q1 2019 production increased 35% from 54,038 ounces in Q1 2018, which resulted from processing 86,661 tonnes at an average grade of 19.9 g/t and average mill recoveries of 97.6%. The increase from Q1 2018 was primarily related to a 49% improvement in the average grade, largely reflecting the impact of favourable grade reconciliations in stopes around the 5700 Level of the SMC. Q1 2019 production increased 4% from 69,936 ounces in Q4 2018, with a higher average grade more than offsetting the impact a lower volume of tonnes processed in Q1 2019. Q4 2018 production resulted from processing a total of 85,523 tonnes at an average grade of 25.9 g/t and at average recoveries of 98.0%.

Holt

During Q1 2019, the Holt mine produced 17,225 ounces based on processing 117,876 tonnes at an average grade of 4.8 g/t and at average recoveries of 95.6%. Q1 2019 production compared production of 16,675 ounces in Q1 2018, when a total of 122,280 tonnes were processed at an average grade of 4.5 g/t at average recoveries of 94.8%, and 16,774 ounces the previous quarter when 118,347 tonnes were processed at an average grade of 4.7 g/t and at average recoveries of 94.3%. The change in production from both prior periods mainly reflected improvements in the average grade and average recovery rate, which more than offset the impact of a small reduction in tonnes processed.

Taylor

Gold production from the Taylor Mine during Q1 2019 totaled 12,377 ounces based on processing 75,085 tonnes at an average grade of 5.4 g/t and at average recoveries of 95.6%. Q1 2019 production compared to 13,055 ounces in Q1 2018, when 84,464 tonnes were processes at an average grade of 5.0 g/t and at average recoveries of 95.5%, and record production of 19,305 ounces in Q4 2018 when 103,793 tonnes were processed at an average grade of 6.1 g/t and average recoveries of 95.0%.  The change in production from Q1 2018 reflected reduced tonnes processed, which was partially offset by the impact of higher average grades during Q1 2019. The change from the previous quarter reflected both lower tonnes processed and reduced average grades, with lower grades largely related to mine sequencing.

Holloway

On February 21, 2019, the Company announced plans to resume operations at the Holloway mine following the completion of a revised royalty with Franco Nevada Corporation. A total of 1,056 ounces were produced at Holloway and processed at the Holt million during Q1 2019, which resulted from processing 7,826 tonnes at an average grade of 4.4 g/t and average recoveries of 95.4%. Production at Holloway is expected to ramp up during 2019 and total approximately 20,000 ounces for the full year.

Qualified Persons

Henry Heidrich, P.Eng., Director, Technical Services and Ian Holland, FAusIMM, Vice President Australian Operations are "qualified persons" as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

Technical Reports

Scientific and technical disclosures supporting the December 31, 2018 Mineral Reserve estimates are provided in the technical reports (the "Reports") entitled, "Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia" and "Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report." The Reports are effective December 31, 2018, are dated April 1, 2019 and are available on SEDAR at www.sedar.com and on the Company's website at www.klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking statements" and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof;  changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

This press release makes reference to certain non-IFRS measures including all-in sustaining costs ("ASIC") and AISC per ounce sold and operating cash cost per ounce sold. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, the Company believes that these measures are useful to assist readers in evaluating the total costs of producing gold from current operations. The Company's definition of AISC conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013. For more information regarding the non-IFRS measures used by the Company, see the information under the headings "Non-IFRS Financial Measures", "AISC and AISC per Ounce Sold", "Operating Cash Costs and Operating Cash Costs per Ounce Sold" and "Total Cash Costs and AISC Reconciliation" in the Company's MD&A for the year ended December 31, 2018. The financial statements and MD&A of the Company are available on SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com